Exhibit 99.1

Sinovac Announces Change of Legal Representative of Sinovac Beijing

BEIJING, China, August 28, 2023 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that the Company’s subsidiary, Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), has changed its legal representative to Mr. Weidong Yin, the Company’s Chairman, President and Chief Executive Officer.

The Administration for Market Regulation Bureau of Beijing Haidian District notified Sinovac Beijing that the minority shareholder and the legal representative of Sinovac Beijing have been changed in accordance with the Notice of Assistance of Court Verdict Execution, the Verdict Execution Order and the Consent Judgement on the Civil Mediation Agreement by Shandong Province Zibo City Zhangdian District People’s Court. As a result, Sinovac Hong Kong and Shandong Sinobioway each hold 73.09% and 26.91% of the equity interests in Sinovac Beijing, respectively. Mr. Weidong Yin has been appointed the legal representative and chairman of the board of directors of Sinovac Beijing. The Administration for Market Regulation Bureau of Beijing Haidian District issued an updated business license dated August 25, 2023 to Sinovac Beijing.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of biomedical products that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to pipeline development including but not limited to new technology, new vaccines as well as other biomedical products. We will constantly explore global opportunities of strategic expansion.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com